FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 19, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

WIMM-BILL-DANN FOODS OJSC POSTS STEADY GROWTH IN SALES VOLUMES

Moscow, 19 November, 2002. Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced steady growth in sales volumes for the company’s dairy and juice segments during the first nine months of 2002 as the company continued to expand into new regional markets.

In the first 9 months of 2002, sales volumes in the combined dairy and juice segments increased 19.4% compared to the first 9 months of 2001. By market segment, juice sales volumes amounted to 329.1 thousand tons, a 38.9% increase over the same period in 2001. In the dairy segment, sales volumes were 12.0% greater than in the first 3 quarters last year, at 700.7 thousand tons.

Wimm-Bill-Dann plans to announce Q3 2002 financial results in the first week of December.

- ends -

For further enquiries contact:

Wimm-Bill-Dann
Kira Kiryuhina,
Public Relations Department	Tel: +7 095 733 9726
Email: kira@wbd.ru

Shared Value Ltd
Edward Baumgartner	Tel: +44 207 321 5037
Mobile: +44 781 579 6506

Email: ebaumgartner@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 20 manufacturing facilities in 16 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

In Moscow alone, there are over 2,000 shops working directly with Wimm-Bill-Dann, offering its wide range of products to consumers. The company also supplies its products to Russia’s Presidential Administration, Federation Council, embassies and banks, airlines and schools, to name but a few.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 16,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann also enjoys high brand recognition in Russia. It was awarded Gold for Chudo Yogurts and Bronze for Bio Max in the “Dairy Products” category, as well as Gold for J-7 juices in the “Non-alcoholic Beverages” category during the Brand of the Year/EFFIE-2002 award in November 2002.

“Chudo” brand was also awarded Grand Prix in the “Reputation and Trust” nomination for having conquered long-lasting trust and loyalty of the Russian customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:       November 19, 2002